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Exhibit 99.1

Annual Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Metro International S.A. (the "Company") does hereby certify, to such officer's knowledge, that:

        The Annual Report on Form 20-F for the year ended December 31, 2002 of the Company fully complies with the requirements of section 13(a) and 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 18, 2003	/s/	PELLE TÖRNBERG

	Name:	Pelle Törnberg
	Title:	Chief Executive Officer
Dated: June , 2003	/s/	ROBERT PATTERSON

	Name:	Robert Patterson
	Title:	Chief Financial Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 20-F or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to Metro International S.A. and will be retained by Metro International S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

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  Exhibit 99.1